October 2013 Pricing Sheet dated October 31, 2013 relating to Preliminary Terms No. 1,100 dated October 3, 2013 Registration Statement No. 333-178081 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in International Equities

Market-Linked Notes due April 30, 2019
PRICING TERMS – OCTOBER 31, 2013
Issuer:	Morgan Stanley
Issue price:	$10 per note (see “Commissions and issue price” below)
Stated principal amount:	$10 per note
Aggregate principal amount:	$5,033,840
Pricing date:	October 31, 2013
Original issue date:	November 5, 2013 (3 business days after the pricing date)
Maturity date:	April 30, 2019
Interest:	None
Basket:	Basket component*	Ticker symbol*	Basket component weighting	Initial share price	Multiplier
	Shares of the iShares® MSCI EAFE ETF (the “EFA Shares”)	EFA UP	33.3333%	$65.88	0.505969945
	Shares of the iShares® MSCI Emerging Markets ETF (the “EEM Shares”)	EEM UP	33.3333%	$42.46	0.785051813
	Shares of the WisdomTree Japan Hedged Equity Fund (the “DXJ Shares”)	DXJ UP	33.3333%	$47.68	0.699104446
* Ticker symbols are being provided for reference purposes only. We refer to the EFA Shares, the EEM Shares and the DXJ Shares, collectively, as the underlying shares.
Payment at maturity:	The payment due at maturity per $10 stated principal amount will equal: $10 + supplemental redemption amount, if any. In no event will the payment at maturity be less than $10 per note.
Supplemental redemption amount:	(i) $10 times (ii) the average basket percent change times (iii) the participation rate, provided that the supplemental redemption amount will not be less than $0.
Participation rate:	100%
Maximum payment at maturity:	None
Average basket closing value:	The arithmetic average of the basket closing values on the twenty-two specified determination dates over the term of the notes
Average basket percent change:	(average basket closing value – initial basket value) / initial basket value
Listing:	The notes will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Estimated value on the pricing date:	$9.547 per note. See “Investment Summary” in the accompanying preliminary terms.
Commissions and issue price:	Price to public(1)	Agent’s commissions(1)(2)	Proceeds to issuer(3)
Per note	$10	$0.30	$9.70
Total	$5,033,840	$151,015.20	$4,882,824.80

(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of notes purchased by that investor.  The lowest price payable by an investor is $9.90 per note.  Please see “Syndicate Information” in the accompanying preliminary terms.

(2)
Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.30 for each note they sell.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

(3)	See “Use of proceeds and hedging” in the accompanying preliminary terms.

iShares® is a registered trademark of BlackRock Institutional Trust Company, N.A. (“BTC”).  The notes are not sponsored, endorsed, sold, or promoted by BTC. BTC makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes.

“WisdomTree®” is a registered mark of WisdomTree Investments, Inc. (“WTI”).  The WisdomTree Japan Hedged Equity Index is the exclusive property of WTI.  The notes are not sponsored, endorsed, sold, or promoted by WTI.  WTI makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 1,100 dated October 3, 2013
Prospectus Supplement dated November 21, 2011        Index Supplement dated November 21, 2011        Prospectus dated November 21, 2011

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.